MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

March 31, 2017

Via EDGAR and E-mail

Disclosure Review Office Three

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Protective Dimensions Variable Annuity Contract
Protective Variable Annuity Separate Account
Post-Effective Amendment No. 15 to
Registration Statements filed on Form N-4
File Nos. 333-176657; 811-08108

Rewards II Variable Annuity Contract
Protective Variable Annuity Separate Account
Post-Effective Amendment No. 26 to
Registration Statements filed on Form N-4
File Nos. 333-115212; 811-08108

Dear Mr. Gregory:

On behalf of Protective Life Insurance Company (“Protective Life” or the “Company”) and on behalf of Protective Variable Annuity Separate Account, we are providing responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by outside counsel for the Company in a teleconference on February 24, 2017.  We are transmitting this response letter (the “Letter”) in anticipation of filing with the Commission Post-Effective Amendment Nos. 17 and 28 (the “Amendments”) to the above-referenced Form N-4 Registration Statements for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”) under the Securities Act of 1933 (the “1933 Act”).    We are also transmitting revised disclosure for the Registration Statements in response to the Staff’s comments.

Each Amendment will incorporate changes made in response to the comments provided by the Staff.  For the Staff’s convenience, each of the comments is set forth in full below, followed by the Company’s response.

DIMENSIONS VARIABLE ANNUITY CONTRACT REGISTRATION STATEMENT COMMENTS:

1.                          General Comment:  Please note that the Staff has generally provided the Registration Statements with selective review, which review applies to disclosure related to changes that occur upon presentation to the Company of due proof of death, unless otherwise noted.

Response:  The Company acknowledges the Staff comment.

2.                          General Comment:  Please include in the 485(b) filing all information that has been omitted from or placed in brackets in the Registration Statement.

Response:  The Company will comply with the Staff comment in post-effective amendments to the registration statements that will be filed with the Commission in April 2017.

3.                          General Comment:  Please note that the Staff comments made with respect to the prospectus for Protective Dimensions contracts issued before December 3, 2012 also apply to similar disclosure found in the other Dimensions contract prospectuses for contracts issued on or after December 3, 2012, and the Protective Rewards II contract prospectus, unless otherwise noted.

Response:  The Company acknowledges the Staff comment.

4.                          General Comment:  We note that some disclosure in the Dimensions prospectus and the Rewards II prospectus are not the same.  For example, the Dimensions prospectus contains certain text relating to written notice and other text in the asset allocation model portfolios section, while the Rewards II prospectus omits such disclosure.  In addition, the Rewards II prospectus contains certain text relating to the allocation adjustment program that explains what happens when due proof of death of the owner is received at your administrative office.         This disclosure may be found in the last paragraph under the caption “The Allocation Adjustment Program (Patent Pending).”  However, the Dimensions prospectus does not contain this disclosure.  In this regard, please compare the disclosure in each prospectus and revise it so that the disclosure in each prospectus is consistent.

Response:  The Company has complied with the Staff comment.

5.                          General Comment:  Tandy Representations are no longer required in response letters. However, we remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, actions, or absence of action by the Staff.

Response:  The Company acknowledges the Staff comment.

Cover Page

6.                          Comment:  On the cover page, the Company states that the contract is no longer offered to new purchasers.  Accordingly, in certain instances, the text of the Registration Statement is written in the past tense.  For example, under the caption “How May I Purchase the Contract?” the prospectus states that Protective Life sold the contracts through registered representatives of broker-dealers.  However, disclosure elsewhere in the prospectus is written in the present tense.  For example, under the caption “Use of the Contract in Qualified Plans,” the prospectus states that the contract may be purchased on a non-qualified basis.  Additionally, under the caption “How May I Purchase the Contract?” the prospectus states that Protective Life will issue your contract when it receives and accepts your complete application information.

The Protective Rewards II prospectus also contains disclosure that is written in both the past and present tense.  For example, on the Cover Page, reference is made to having purchased the SecurePay Rider, but under the caption “How May I Purchase the Contract?” both past and present tense are used.

This inconsistent disclosure may confuse investors, and lead them to believe that the contract is still available for purchase.  Please review your disclosure for accuracy and consistency, and revise where appropriate.

Response:  The Company has revised the disclosure in the first paragraph on the cover page of the prospectus to indicate that currently the Contract is no longer being offered by the Company. The Company also revised the language in the “How May I Purchase the Contract?” section to present tense and made conforming changes to other sections of the prospectus in response to the Staff comment.

7.                          Comment:  On the cover page, state when this contract was first offered.  In the second paragraph, first sentence, please state when that option was available.

Response:  In response to the Staff comment, the Company has removed the following parenthetical “(if it is available when you purchased your Contract)” from the first sentence of the second paragraph on the cover page of the prospectus.

Definitions

8.                          Comment:  On page 3, please consider creating a definition that defines “due proof” of the owner’s death.  Consider specifying, for example, what documents or other evidence is required to establish due proof.

Response:  The Company has complied with the Staff comment.

Summary

9.                          Comment:  In the “Summary” section, please consider including a brief description under a separate caption explaining what happens upon the Company’s receipt of due proof of death of the owner.  For example, termination of certain activities and transactions related to the dollar cost averaging (“DCA”), portfolio rebalancing, and allocation adjustment programs.  Please also explain the reason why receipt of due proof of death triggers such events.

Response:  The Company has added a section to the Summary entitled “What Happens when the Owner dies?” that complies with the Staff comment.

10.                   Comment:  In the “Summary” section, please also discuss how and where due proof of death must be received by the Company.  Briefly, please provide similar disclosure under the caption “Is there a Death Benefit?”

Response:  The Company has complied with the Staff comment.

11.                   Comment:  In the “Summary” section, please explain the effect of receiving notice of death after a period of time has passed after the owner’s date of death but before receipt by the Company of due proof of death.  For example, what fees, if any, will you collect until due proof of death is received?  Any such fees should be disclosed in the prospectus.

Response:  The Company notes that it will not take action with regard to the payment of Death Benefit proceeds or termination of an automatic transfer program in the event of the death of the Owner until the Company receives Due Proof of the Death of the Owner at its Administrative Office.  In that regard, where appropriate, the Company has modified disclosure in the prospectus to reflect that practice.

12.                   Comment:  Please consider providing beneficiaries a notice that explains the effects on the contract of receipt by the Company of due proof of death of the contract owner.  For example, the notice could inform beneficiaries that DCA will cease and any remaining balances designated for DCA transfers will be automatically transferred to the subaccounts according to the owner’s current DCA instructions.

Response:  The Company agrees to provide the notice to Beneficiaries describing their options for allocation of Contract Value in the claim materials that are sent to them following the Company’s receipt of Due Proof of Death of the Owner.

Asset Allocation Model Portfolios

13.                   Comment:  Please describe any effect on the asset allocation model portfolios upon receipt by the Company of due proof of death of the owner.

Response:  The Company notes that there is no effect on the asset allocation model portfolios upon the Company’s receipt of Due Proof of Death of the Owner.

Variable Account Value

14.                   Comment:  Please describe the effect of receipt of due proof of death by the Company on the subaccount values and the determination of accumulation unit value, if any.

Response:  The Company notes that there is no effect on subaccount values and the determination of accumulation unit value upon the Company’s receipt of Due Proof of Death of the Owner.

Transfers

15.                   Comment:  Please describe the effect of receipt of due proof of death by the Company on the ability to make transfers.

Response:  The Company has revised the disclosure to describe a Beneficiary’s ability to make transfers.

Dollar Cost Averaging

16.                   Comment:  Please clarify that the cessation of transfers also includes DCA transfers from the fixed account, if accurate.

Response:  The Company has complied with the Staff comment.

Portfolio Rebalancing

17.                   Comment:  Please state that the variable account value will remain in the same subaccounts as in effect on the date that the Company received due proof of death, or the end of the valuation period when the Company received due proof of death, as noted elsewhere in the prospectus.

Response:  The Company has complied with the Staff comment.

Automatic Withdrawals

18.                   Comment:  The fourth paragraph under this caption uses the term “notification of death.” Please clarify whether receipt of due proof of death or only notification of death is required to terminate an automatic withdrawal plan.  This comment applies to similar text with respect to partial automatic withdrawals in the Rewards II Prospectus.

Response:  The Company has added clarifying disclosure in response to the Staff comment.

Dollar Cost Averaging Accounts

19.                   Comment:  Please state that the ability to make transfers pursuant to the DCA accounts terminates upon receipt of due proof of death.  Please make conforming changes to the disclosure relating to other transactions affected by receipt of due proof of death, where applicable.

Response:  The Company respectfully declines to add the suggested disclosure to the “The DCA Accounts” section of the prospectus.  In that regard, the subject disclosure appears five pages earlier in the prospectus in the “The Dollar Cost Averaging” section of the prospectus which section addresses transfers under the dollar cost averaging program. “The DCA Accounts” section of the prospectus, on the other hand, addresses the allocation of Purchase Payments to the DCA Accounts and the crediting of interest to Purchase Payments held in the DCA Accounts, not transfers under the dollar cost averaging program.  As such, the subject disclosure would be misplaced if added to the “The DCA Accounts” section of the prospectus.

The Company confirms that disclosure addressing the effect of receipt of Due Proof of Death of the Owner has been added to other sections of the prospectus, including the “Dollar Cost Averaging” section, where applicable.

Death Benefit

20.                   Comment:  Please add disclosure as to what aspects of the contract terminate as of the end of the valuation period during which the Company receives due proof of death.  Please clarify that this does not apply if the contract continues with a surviving spouse.

Response:  The Company has added the disclosure recommended by the Staff to the “Payment of the Death Benefit” section of the prospectus.

Changes to Allocation Guidelines and Restrictions

21.                   Comment:  In the third paragraph, last sentence of the section entitled “Changes to Allocation Guidelines and Restrictions,” if accurate, please clarify that the allocation adjustment program ceases when the Company receives due proof of death of the contract owner at its administrative office, and disclose any other changes that will be made to the program at that time.  We point your attention to the disclosure contained in the Rewards II prospectus with respect to this issue on page 77.  See the last paragraph under the caption “The Allocation Adjustment Program (Patent Pending).”

Response:  The Company has added the disclosure recommended by the Staff as a new paragraph that immediately precedes the “Changes to Allocation Guidelines and Restrictions” section of the prospectus.

Notice

22.                   Comment:  Please replace the phrase “acceptable to us” with “in good order,” if accurate.

Response:  The Company has complied with the Staff comment.

Exhibit D.2 Accumulation Units

23.                   Comment:  Please update for 2016.

Response:  The Company will update Accumulation Unit information for 2016 in the post-effective amendment to the registration statement for the Dimensions Variable Annuity Contract that will be filed in April 2017.

REWARDS II PROSPECTUS COMMENTS:

1.                          General Comment:  Please note that the Staff has generally provided the Registration Statement with selective review, which review applies to disclosure related to changes that occur upon presentation to the company of due proof of death, unless otherwise noted.

Response:  The Company acknowledges the Staff comment.

2.                          General Comment:  Please include in your 485(b) filing all information that has been omitted from or placed in brackets in the Registration Statement.

Response:  The Company will comply with the Staff comment.

3.                          General Comment:  Tandy Representations are no longer required in response letters.  However, we remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, actions, or absence of action by the Staff.

Response:  The Company acknowledges the Staff comment.

4.                          General Comment:  In a recent conversation with the Staff and in a letter to the Staff dated January 27, 2017, outside counsel for the Company indicated that the persistency reward will continue in the case where the deceased owner’s spouse is the sole beneficiary, and elects to continue the contract, thereby becoming the new owner.  However, the disclosure otherwise indicates that DCA, portfolio rebalancing, and the allocation adjustment program would still cease when the Company receives due proof of death of the original contract owner. Please supplementally explain why such other programs would cease in the case of a surviving owner’s spouse who elects to continue the Contract.  We note that the surviving owner’s spouse may still want to participate in those programs and would seem to have the right to do so as the owner of the Contract.  Please advise or revise the registration statement as appropriate.

Response:  If a deceased Owner’s spouse elects to continue the Contract, the Company applies the Persistency Reward automatically as described in the Prospectus because the continuing spouse does not need to make a decision as to whether to accept the increase in Contract Value.  In contrast, the continuing spouse may, or may not, want to elect automatic transfers such as portfolio rebalancing.  Similarly, dollar cost averaging is only available if the continuing spouse makes an additional premium payment, and in that event, the spouse may, or may not, elect to dollar cost average.  In the case of guaranteed lifetime income benefits, those benefits — and the allocation adjustment program required for those benefits — terminate upon receipt of Due Proof of the Death of the Owner.  If the surviving spouse (as the new Owner) elects a guaranteed lifetime benefit, the allocation adjustment program would be required and would commence again upon the surviving spouse’s election of the lifetime benefit.

What is the Persistency Reward

5.                          Comment:  Please state that the persistency reward ceases when you receive due proof of the Contract owner’s death at the Company’s administrative office.  In your disclosure, please describe the exception for a deceased owner’s surviving spouse who was the sole beneficiary and elects to continue the Contract.

Response:  The Company has added the disclosure recommended by the Staff in the post-effective amendment to the registration statement for the Rewards II Variable Annuity Contract filed with the Commission under Rule 485(a) of the 1933 Act on 2/27/17.

Asset Allocation Model Portfolios

6.                          Comment:  In the fourth paragraph, please conform the disclosure under the caption “Other Information About the Funds” to the disclosure in the Dimensions prospectus and add the missing “notice” language.  Please review the “Asset Allocation Model Portfolios” section in the Dimensions prospectus, and conform the disclosure in this section of the Rewards II prospectus as appropriate.

Response:  The Company has complied with the Staff comment.

Persistency Reward (for Contracts purchased before May 1, 2010)

7.                          Comment:  In the first paragraph, last sentence of this section of the prospectus, please revise to include disclosure describing the exception where a surviving spouse beneficiary elects to continue the contract.  Make conforming changes throughout the Registration Statement as applicable.

Response:  The Company has added the disclosure recommended by the Staff in the post-effective amendment to the registration statement for the Rewards II Variable Annuity Contract filed with the Commission under Rule 485(a) of the 1933 Act on 2/27/17.

Partial Automatic Withdrawals

8.                          Comment:  With respect to the second to last sentence in the fourth paragraph under this section of the prospectus, the term “notification of death” is used.  Please clarify whether receipt of due proof of death or only notification of death is required to terminate the partial automatic withdrawal plan.

Response:  The Company has added clarifying disclosure in response to the Staff comment.

The Allocation Adjustment Program (patent pending)

9.                          Comment:  With respect to the last paragraph in this section, please conform the disclosure in that paragraph to the disclosure in the Dimensions prospectus.

Response:  The Company has complied with the Staff comment.

*  *  *  *  *

We respectfully request that the Staff review this Letter and the revised disclosure as soon as possible.  If you have any questions regarding this Letter or the revised disclosure, please contact me at 205-268-3581, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy
Max Berueffy
Senior Associate Counsel

cc:	Ms. Sally Samuel
Mr. Thomas Bisset
Mr. Tony Ficarrotta